BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2009 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

US$ MILLIONS, UNAUDITED	As of March 31, 2009	As of December 31, 2008
Assets
Current assets
Cash and cash equivalents	$5.7	$9.2
Accounts receivable and other	14.4	53.6

Total current assets	20.1	62.8

Cost accounted investments	195.2	195.2
Equity accounted investments (Note 3)	727.4	716.8
Property, plant and equipment (Note 4)	167.3	174.0
Other assets	3.4	12.5
Deferred taxes	13.0	13.0

	$1,126.4	$1,174.3

Liabilities and partnership capital
Liabilities
Current Liabilities
Accounts payable and other liabilities	$8.0	$6.9

Corporate borrowings	111.5	139.5
Non-recourse borrowings (Note 5)	94.5	97.6
Deferred tax liabilities	10.4	10.4
Preferred shares	20.0	20.0

Total liabilities	244.4	274.4

Redeemable partnership units (Note 6)	199.5	169.3
Partnership capital
Retained earnings	107.7	157.0
Accumulated other comprehensive income	42.4	33.6
Partnership units	532.4	540.0

	$1,126.4	$1,174.3

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2009	2008
Revenues	$7.2	$8.9
Cost of revenues	(1.6)	(1.6)
Depreciation expense	(1.7)	(2.0)

Gross margin	3.9	5.3
Selling, general and administrative expenses	(3.2)	(1.8)
Dividend income	0.3	5.6
Other (expenses) income	(0.5)	0.5

	0.5	9.6
Interest expense	(3.9)	(2.4)

Net (loss) income before below noted items	(3.4)	7.2
Deferred tax expense	(0.7)	(0.5)
Losses from equity accounted investments	(4.9)	(1.1)

Net (loss) income for the period	$(9.0)	$5.6

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2009	2008
Net (loss) income for the period	$(9.0)	$5.6

Other comprehensive income
Foreign current translation	5.7	14.9
Net gains (losses) on related hedging items	3.1	(4.8)

Other comprehensive income	8.8	10.1

Comprehensive (loss) income	$(0.2)	$15.7

The accompanying notes are an integral part of these financial statements

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2009	2008
Accumulated other comprehensive income, opening	$33.6	$21.3
Other comprehensive income	8.8	10.1

Accumulated other comprehensive income, closing	$42.4	$31.4

The accompanying notes are an integral part of these financial statements

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2009	2008
Retained earnings, opening	$157.0	$22.4
Net (loss) income for the period	(9.0)	5.6
Fair value adjustment on redeemable partnership units (Note 6)	(30.2)	80.7
Adjustment related to acquired entities	—	(44.4)
Distributions to unitholders	(10.1)	(3.4)

Retained earnings, closing	$107.7	$60.9

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	2009	2008
Operating activities
Net (loss) income	$(9.0)	$5.6
Adjustments for non-cash items:
Losses from equity accounted investments	4.9	1.1
Depreciation	1.7	2.0
Change in non-cash working capital, net	13.5	(14.4)

Cash from (used in) operating activities	11.1	(5.7)

Investment activities
Acquisition of Ontario Transmission	—	(93.6)
Acquisition of PPP assets (Note 7)	(3.0)	—
Additions to property, plant and equipment	(0.2)	(1.3)
Net proceeds from hedge settlement (Note 9)	34.4	—

Cash from (used in) investing activities	31.2	(94.9)

Financing activities
Repayment on corporate borrowings	(28.0)	—
Repurchase of units	(7.7)	—
Distributions to unitholders	(10.1)	(3.4)
Addition to non-recourse borrowings	—	4.3

Cash used in financing activities	(45.8)	0.9

Cash and cash equivalents
Change during the period	$(3.5)	$(99.7)
Balance, beginning of period	9.2	221.3

Balance, end of period	$5.7	$121.6

Cash interest paid	$3.0	$1.8

The accompanying notes are an integral part of these financial statements

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

For the period from January 1, 2009 to March 31, 2009

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in electricity transmission, timber and social infrastructure operations in North and South America, United Kingdom and Australia.

In May 2007, Brookfield Asset Management Inc. (“Brookfield”) announced its intention to spin-off a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the “Spin-off”). Prior to the Spin-off, Brookfield restructured its infrastructure division so that portions of its operations were owned by Brookfield Infrastructure. At the time of the reorganization, Brookfield owned approximately 61% of the limited partnership units of Brookfield Infrastructure directly, and a wholly owned subsidiary of Brookfield owned exchangeable units of Brookfield Infrastructure representing approximately 39% of the limited partnership units of Brookfield Infrastructure. Brookfield transferred 60% of the limited partnership units of Brookfield Infrastructure that it owned to Brookfield Infrastructure Partners L.P. (“BIP” or, the “Partnership”), a newly formed limited partnership, in consideration for units of BIP. These BIP units were then distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend on January 31, 2008.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed consolidated financial statements of Brookfield Infrastructure have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), for the preparation of interim financial information. They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are the same as those described in Brookfield Infrastructure’s audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2008.

Brookfield Infrastructure believes all adjustments necessary for a fair presentation of the results for the periods presented have been made and all such adjustments were of a normal recurring nature. The financial results for the three months ended March 31, 2009 are not necessarily indicative of financial results for the full year. The unaudited condensed consolidated financial statements should be read in conjunction with Brookfield Infrastructure’s financial statements contained in BIP’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC.

The accompanying financial statements reflect Brookfield Infrastructure’s accounting for the following investments on the equity accounting basis:

•	17.8% interest in Transelec Chile S.A., or Transelec, the Chilean transmission operations, which were acquired by Brookfield in June 2006.

•	23% interest in Longview Timber Holdings Corp., or Longview, the US timber operations, which were acquired by Brookfield in April 2007.

•	37.5% interest in Island Timberlands Limited Partnership, or Island, the Canadian timber operations, which were acquired by Brookfield in May 2007.

•	9.1% interest in the Brookfield Global Timber Fund L.P., or BGTF, which is a fund established by Brookfield in November 2008, whose sole material asset is an investment in Longview.

•

30% interest in Peterborough Hospital, UK, and a 50% interest in each of Long Bay Forensic and Prison Hospitals and Royal Melbourne Showgrounds, both in Australia. All three assets are Public Private Partnerships (“PPP”) and were acquired by Brookfield Infrastructure from a Brookfield company.

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Brookfield Infrastructure also has an interest in a group of transmission lines in Brazil, Transmissoras Brasileiras de Energia, commonly referred to as TBE. The investment reflects the direct investment in five Brazilian transmission companies with ownership percentages ranging from 7% to 18%, which is currently being accounted for under the cost accounting basis.

On March 12, 2008, Brookfield Infrastructure acquired 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited (GLPL), (“the Ontario Transmission” operations) which was an entity owned and controlled by Brookfield at the time of the acquisition by Brookfield Infrastructure. This transaction constitutes a reorganization of entities under common control, and has been accounted for in a manner similar to a pooling of interests, resulting in the 2007 and 2006 financial statements being prepared on a combined basis. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of the Ontario Transmission operations for all periods presented.

The following table illustrates our policy used to account for our significant investments:

METHOD OF ACCOUNTING AT MARCH 31, 2009

	Ownership %	Method
Ontario Transmission	100.0%	Consolidation
Transelec	17.8%	Equity
Longview	23.0%	Equity
Island Timberlands	37.5%	Equity
BGTF	9.1%	Equity
PPP	30% – 50%	Equity
TBE	7.0% – 18.0%	Cost

All figures are presented in millions of United States Dollars unless otherwise noted.

Recently Adopted Accounting Standards

i) SFAS 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS 157, “Fair Measurements” (“SFAS 157”). SFAS 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories.

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Partnership adopted SFAS 157 on January 1, 2008, as required for financial assets and financial liabilities.

The following table presents additional information about the Partnership’s financial assets and liabilities which are measured at fair value on a recurring basis as of March 31, 2009.

Recurring Fair Value Measurements

US$ MILLIONS	Level 2		Total
Accounts receivable and other	4.0	[1]	4.0	[1]
Redeemable Partnership units	199.5		199.5

1.	Includes a mark to market gain on the Partnership’s hedge contracts.

ii) SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement 133 (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understands how and why an entity uses derivative instruments and the instruments’ effect on an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged. This pronouncement is related to disclosure (Note 9) and did not have a material impact on the Brookfield Infrastructure’s consolidated financial statements.

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3.	EQUITY ACCOUNTED INVESTMENTS

Brookfield Infrastructure’s net investment in equity accounted entities includes the following:

		Book Value
US$ MILLIONS	Ownership %	March 31, 2009	December 31, 2008
Transelec	17.8%	$238.8	$222.9
Longview	30.0%	201.2	205.9
Island Timberlands	37.5%	184.4	182.8
BGTF	9.1%	86.4	92.6
PPP	30 – 50%	16.6	12.6

		$727.4	$716.8

The following table presents certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

US$ MILLIONS	For the three-month period ended March 31, 2009
Gross revenue	$138.2
Costs and expenses applicable to gross revenue	(53.4)

Net operating income	84.8
Investment income	1.4
Cash taxes	(0.4)
Interest expense	(37.6)

Adjusted net operating income	48.2
Deprecation, depletion and amortization	(37.2)
Deferred taxes and other	(27.9)

Net income	$(16.9)

US$ MILLIONS	As at March 31, 2009
Current assets	$546.5
Non-current assets	6,524.2

Total assets	$7,070.7

Current liabilities	$216.0
Non-current liabilities	4,394.3

Total liabilities	$4,610.3

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4.	PROPERTY, PLANT AND EQUIPMENT

			March 31 2009	December 31 2008
US$ MILLIONS	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$0.4	$—	$0.4	$0.4
Buildings	11.7	3.7	8.0	8.4
Transmission stations, towers and related fixtures	207.5	50.3	157.2	163.4
Other	1.7	—	1.7	1.8

	$221.3	$54.0	$167.3	$174.0

5.	NON - RECOURSE BORROWINGS

US$ MILLIONS	March 31 2009	December 31 2008
Series 1 First Mortgage Bonds	$94.5	$97.6

The Series 1 First Mortgage Bonds bear interest at a rate of 6.6%. Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 2013. Equally blended semi-annual payments of principal and interest will commence on December 16, 2013 and will continue until June 16, 2023. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023.

6.	PARTNERSHIP CAPITAL

Brookfield Infrastructure has issued redeemable partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure for cash after two years from the date of closing of the Spin-off. This right is subject to BIP’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP’s units (subject to certain customary adjustments). Based on the number of BIP units issued in the Spin-off, Brookfield’s aggregate limited partnership interest in Brookfield Infrastructure would be 39% if Brookfield exercised its redemption right in full and BIP fully exercised its right of first refusal. The units are considered mezzanine equity and are recorded at their fair value. As at March 31, 2009, fair value of these units was lower than book value by $154.7 million on a cumulative basis since inception, which has been recorded in retained earnings.

Brookfield Infrastructure has also issued partnership units that are held by BIP and represent 60% of its capital base.

7.	ACQUISITIONS

On February 3, 2009, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex Limited’s interest in a PPP asset – the Royal Melbourne Showgrounds in Australia, for a cash consideration of approximately $3.0 million.

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8.	RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure enters into various transactions on market terms with related parties. These transactions have been measured at exchange value and are recognized in the condensed consolidated financial statements.

Ontario Transmission has provided advances to and received advances from related parties in the normal course of operations. Ontario Transmission has also provided advances to and received advances from divisions of Great Lakes Power Limited (“GLPL”) (the Ontario Transmission assets were acquired by Brookfield Infrastructure on March 12, 2008 from GLPL, an entity owned and controlled by Brookfield at the time). These advances are non-interest bearing, unsecured and due on demand.

At period end no amounts were due from related parties (as at December 31, 2008 - nil) and $3.3 million was due to related parties (as at December 31, 2008 - $1.7 million).

9.	DERIVATIVES AND HEDGING

In September 2008 Brookfield Infrastructure exercised its right under a put agreement to sell its interest in TBE. Brookfield Infrastructure expects to receive Brazilian Reais denominated proceeds during the second quarter of 2009 related to the sale. As a hedge against adverse changes in the Brazilian Reais Brookfield Infrastructure entered into a forward contract to sell a notional amount of Brazilian Reais at a predetermined rate. As a result, we expect to receive after tax proceeds of approximately $275 million. Brookfield Infrastructure has chosen to apply hedge accounting and accordingly records changes in fair value in Other Comprehensive Income. For the three months ended March 31, 2009 Brookfield Infrastructure recorded a loss of $2.7 million related to forward contracts, of which $6.7 million has been realized by Brookfield Infrastructure and a gain of $4.0 million is recorded as current mark-to-market on an outstanding contract with a notional amount of $465 million and fixed rate of R$2.26:1.

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10.	SEGMENTED INFORMATION

Brookfield Infrastructure’s operating segments are electricity transmission and timber. A key measure most often used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is adjusted net operating income (“ANOI”) which enables the determination of cash return on equity deployed. ANOI is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes, pre-acquisition income of acquired entity and other non-cash items. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership interest in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

	Electricity Transmission		Timber
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total[1]
Gross revenue	$79.2	$20.0	$62.7	$21.5	$—
Dividend income	0.3	0.3	—	—	0.4
Direct costs	(13.8)	(3.7)	(37.8)	(13.1)	(3.2)

Net operating income	65.7	16.6	24.9	8.4	(2.8)
Investment and other income	2.0	0.3	(0.2)	(0.1)	—
Interest expense	(19.6)	(4.8)	(19.9)	(6.4)	(1.7)
Cash taxes	(0.6)	(0.6)	(0.4)	(0.1)	—

Adjusted net operating income	47.5	11.5	4.4	1.8	(4.5)
Depreciation, depletion and amortization	(15.4)	(4.2)	(23.5)	(7.3)	(0.4)
Unrealized losses on derivative instruments	(9.6)	(1.7)	—	—	(0.5)
Unrealized loss on investment	—	—	(20.3)	(6.1)	—
Deferred taxes and other items	(9.9)	(1.7)	10.8	3.3	0.8

Net income (loss)	$12.6	$3.9	$(28.6)	$(8.3)	$(4.6)	$(9.0)

	Electricity Transmission		Timber
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total[1]
Gross revenue	$94.6	$18.0	$91.6	$31.1	$—
Dividend income	5.6	5.6	—	—	—
Direct costs	(12.1)	(2.7)	(58.3)	(19.9)	—

Net operating income	88.1	20.9	33.3	11.2	—
Investment and other income	1.0	—	1.2	0.4	0.5
Interest expense	(23.3)	(4.3)	(20.6)	(6.6)	(0.3)
Cash taxes	(0.8)	(0.8)	(0.7)	(0.3)	(1.8)

Adjusted net operating income	65.0	15.8	13.2	4.7	(1.6)
Depreciation, depletion and amortization	(17.3)	(3.6)	(27.5)	(8.6)	—
Unrealized losses on derivative instruments	(34.6)	(3.7)	—	—	—
Deferred taxes and other items	1.9	0.3	7.8	2.3	—

Net income (loss)	$15.0	$8.8	$(6.5)	$(1.6)	$(1.6)	$5.6

1.	The majority of Brookfield Infrastructure’s investments are accounted for using the equity method or cost method of accounting in accordance with U.S. GAAP (note 2). This results in the earnings from these investments being presented in one line on the Statement of Operations. The above table presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

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MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the “Partnership”) most recently issued Form 20-F. Additional information, including the Partnership’s Form 20-F is available on the Partnership’s web site at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s web site at www.edgar.com.

Business Overview

The Partnership was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

Basis of Presentation

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

Upon formation of Brookfield Infrastructure on November 27, 2007, Brookfield Infrastructure’s ownership interests in its underlying operations were as follows: 10.7% of Transelec Chile S.A. (“Transelec” or our “Chilean transmission operations”), 37.5% of Island Timberlands Limited Partnership (“Island Timberlands” or our “Canadian timber operations”), 30% of Longview Timber Holdings Corp. (“Longview” or our “U.S. timber operations”) and 7-18% of Transmissoras Brasileiras de Energia (“TBE”).

On March 12, 2008, Brookfield Infrastructure acquired 100% of the transmission division of Great Lakes Power Limited (our “Ontario transmission operations”) from Brookfield. Since our Ontario transmission operations remained under common control by Brookfield following the transfer to Brookfield Infrastructure, its results of operations are included in our historical results.

On April 4, 2008, Brookfield Infrastructure acquired an additional 7.1% interest in Transelec, bringing its ownership interest to 17.8%.

On November 4, 2008, Longview, in which Brookfield Infrastructure holds a 30% interest, completed the add-on acquisition of a 68,000 acre tree farm in Washington State for $163 million. Concurrently, Longview repaid its outstanding bridge loan whose principal amount was approximately $250 million. In order to fund these amounts, Longview issued $70 million of long-term debt and financed the balance with new equity. Brookfield Infrastructure invested approximately $103 million directly and indirectly into Longview in order to maintain its interest at the 30% level.

On December 5, 2008, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex’s interest in two social infrastructure Public Private Partnerships (“PPP”) – the Peterborough Hospital in the United Kingdom and the Long Bay Forensic and Prison Hospitals in Australia – for a total purchase price of approximately $12.3 million.

On February 3, 2009 Brookfield Infrastructure completed the acquisition of Brookfield Multiplex’s interest in an additional PPP project – the Royal Melbourne Showgrounds in Australia – for a purchase price of approximately $3.0 million. Together, we refer to these three PPP projects in this MD&A as our social infrastructure operations or our PPP assets.

The unaudited results that are presented in this financial information package reflect the financial position and results of our operations for the three-month period ended March 31, 2009.

For each of its business segments, this MD&A discusses Brookfield Infrastructure’s proportionate share of results for its consolidated operations and equity accounted investments in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure’s overall performance. Consistent with how the business is managed, the segments are electricity transmission and timber. Each of these platforms have their own management teams responsible for their operations and investments.

All figures are provided in U.S. dollars, unless otherwise noted.

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NON-GAAP FINANCIAL MEASURE

To measure performance, we focus on net income as well as adjusted net operating income or ANOI. We define adjusted net operating income as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as detailed in the reconciliation shown under the Reconciliation of Non-GAAP Financial Measures section of this MD&A. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool. See the Reconciliation of Non-GAAP Financial Measures section for a more fulsome discussion including a reconciliation to the most directly comparable GAAP measure.

OVERVIEW OF PERFORMANCE

In this section we review our performance and our financial position for the three-month period ended March 31, 2009. Further details on our operations and financial position are contained within the review of Operating Platforms section of this MD&A.

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

	Three Months Ended March 31
MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	2009	2008
Income Statement Key Metrics
Gross margin	$3.9	$5.3
Losses from equity accounted investments	(4.9)	(1.1)
Selling, general and administrative expenses	(3.2)	(1.8)
Dividend income	0.3	5.6
Interest expense – corporate borrowings	(2.3)	(0.3)
Interest expense – non-recourse borrowings	(1.6)	(2.1)
Net (loss) income	(9.0)	5.6
Per unit net (loss) income[1]	(0.23)	0.14
ANOI	8.8	18.9
Per unit ANOI[1]	0.23	0.49

	As at
MILLIONS, UNAUDITED	March 31, 2009	December 31, 2008
Balance Sheet Key Metrics
Total assets	$1,126.4	$1,174.3
Partnership capital[2]	882.0	899.9
Corporate borrowings	111.5	139.5
Non-recourse borrowings	94.5	97.6

1	Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.
2	Includes redeemable partnership units as they can be converted to an equivalent interest in partnership units through a redemption exchange mechanism.

Due to our levels of ownership and control, Brookfield Infrastructure’s financial statements reflect a mix of consolidation accounting (Ontario transmission operations), equity accounting (Transelec, Island Timberlands, Longview, PPP assets) and cost accounting (TBE). A detailed discussion of the operating results is contained in the Operating Platforms section of this MD&A.

For the three-month period ended March 31, 2009, we recorded a net loss of $9.0 million compared to net income of $5.6 million in the comparable period in 2008. The decrease in net income is attributable to the following factors:

•	a decrease in dividend income from TBE of $5.3 million as a result of the timing of distributions from TBE, which are not paid on a regular basis;

Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT	13

•

an increase in losses from equity accounted investments of $3.8 million reflecting further deterioration of log prices in our timber segment due to the weak U.S. housing market, partially offset by higher net income generated at Transelec and the contribution from our social infrastructure operations;

•

a decrease in gross margin, which reflects our Ontario transmission operations as it is the only business accounted for on a consolidated basis, of $1.4 million primarily due to depreciation of the Canadian dollar;

•	an increase in selling, general and administrative expenses reflective of a partial period of corporate expense in 2008; and

•	an increase in interest expense of $1.5 million due to borrowings under our corporate credit facility in the fourth quarter of 2008.

As at March 31, 2009, Brookfield Infrastructure had $1,126.4 million in assets and $882.0 million in Partnership capital. Corporate borrowings were $111.5 million at period end. Brookfield Infrastructure’s credit facility was drawn in the fourth quarter of 2008 to fund the additional investment in Longview, the acquisition of certain PPP assets and for general working capital purposes. The amount was partially repaid during the first quarter of 2009 with the proceeds from the previously announced settlement of the hedge gain related to the TBE sale and will be repaid fully following receipt of the remaining proceeds following the close of the sale, which is expected to be in the second quarter of 2009. Please refer to the Operating Platforms – Business Development – Electricity Transmission section of this MD&A for further information regarding the TBE sale. In addition, our consolidated balance sheet at March 31, 2009 reflects $94.5 million in non-recourse borrowings at our Ontario transmission operations.

The following table presents both net income and ANOI by segment:

	Three Months Ended March 31
MILLIONS, UNAUDITED	2009	2008
Net (loss) income by segment
Electricity transmission	$3.9	$8.8
Timber	(8.3)	(1.6)
Corporate and other	(4.6)	(1.6)

Net (loss) income	$(9.0)	$5.6

ANOI by segment
Electricity transmission	$11.5	$15.8 [1]
Timber	1.8	4.7
Corporate and other	(4.5)	(1.6)

ANOI	$8.8	$18.9

1	Certain prior period amounts have been reclassified to conform to the current period’s presentation. In particular, pre-acquisition income of an acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million. Net income is unchanged.

Changes in net income and ANOI for each segment, as presented above, are discussed in the Operating Platforms section of this MD&A, which follows.

OPERATING PLATFORMS

In this section, we review the operating results of our two principal operating platforms, Electricity Transmission and Timber.

Electricity Transmission Operations

Our transmission segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income as we earn a return on the investment of additional capital into our existing operations.

14	Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT

The following table presents our electricity transmission segment’s proportionate share of financial results. As it is accounted for on a cost basis, TBE’s results are reflected as dividend income.

	Three Months Ended March 31
MILLIONS, UNAUDITED	2009	2008[2]
Revenue	$20.0	$18.0
Costs attributed to revenues	(3.7)	(2.7)
Dividend income	0.3	5.6

Net operating income	16.6	20.9
Other income	0.3	—
Interest expense[1]	(4.8)	(4.3)
Cash taxes	(0.6)	(0.8)

ANOI	11.5	15.8
Depreciation and amortization	(4.2)	(3.6)
Unrealized losses on derivative instruments	(1.7)	(3.7)
Deferred taxes and other items	(1.7)	0.3

Net income	$3.9	$8.8

1	Excludes non-cash components of interest expense which are included in the line item unrealized losses on derivative instruments.
2	Certain prior period amounts have been reclassified to conform to the current period’s presentation. In particular, pre-acquisition income of an acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million. Net income is unchanged.

On a proportionate basis, our transmission operations earned net operating income and ANOI of $16.6 million and $11.5 million, respectively, in the period ended March 31, 2009, compared with $20.9 million and $15.8 million in 2008. The primary reason for the decrease was a $5.3 million reduction in dividend income from TBE, which makes distributions on a periodic basis.

For the period ended March 31, 2009, Transelec’s proportionate net operating income and ANOI were $10.8 million and $7.8 million, respectively, compared with $8.0 million and $5.9 million in 2008. However, our ownership of Transelec increased from 10.7% to 17.8% in April 2008. On a comparable basis, net operating income and ANOI were $11.2 million and $7.6 million, respectively, in the first quarter of 2008 after adjusting ANOI by $4.7 million to reflect the increased ownership of Transelec and removing non-recurring revenue of $3.0 million, which was earned in the first quarter of 2008. On this comparable basis, net operating income declined versus the first quarter of 2008 as increases in revenues resulting from inflation indexation and the benefit of growth capital expenditures were more than offset by devaluation of the Chilean peso. However, ANOI increased nominally as the reduction in interest expense due to devaluation of the Chilean peso fully offset the reduction in net operating income. As part of its currency hedging program, 100% of Transelec’s U.S. dollar debt was converted to Chilean pesos to align interest expense with Chilean peso revenue. Operating margins at our Chilean transmission operations were 83% for the three-month period ended March 31, 2009 compared to 85% in the prior year. The primary driver for the decline in operating margin was an increase in engineering revenue which has an operating margin of 15%. The engineering business is a core part of our growth strategy as it enables us to participate in higher risk transmission development projects while covering our associated overhead.

For the three-month period ended March 31, 2009, our Ontario transmission operations’ net operating income and ANOI were $5.5 million and $3.4 million, respectively, compared with $7.3 million and $4.3 million for the prior year. The decline in net operating income and ANOI was largely due to a weakening of the Canadian dollar and to a lesser extent increases in operating expenses associated with stand-alone operation of this transmission business following its separation from the previously integrated electric utility. We plan on filing for recovery of these stand-alone operating costs in our upcoming rate case.

Non-cash expenses are primarily comprised of depreciation and amortization which reflect application of purchase accounting in our Chilean transmission operations, as well as non-cash inflation indexation on our Chilean peso denominated debt. Depreciation and amortization amounted to $4.2 million for the three-month period ended March 31, 2009, up from $3.6 million in the comparable period of 2008 due to our increased ownership interest and incremental depreciation booked in conjunction with the expansion of our asset base. In the first quarter of 2009, non-cash gains relating to negative inflationary indexation on our Chilean peso denominated debt of $3.3 million net of mark-to-market losses on derivative instruments of $5.0 million, amounted to a loss of $1.7 million compared with a loss of $3.7 million in the prior year.

Our transmission operations have a combination of regulatory and contractual frameworks, some of which are indexed. For our transmission operations with revenue indexation, increases in revenue are primarily a result of inflation, changes in foreign exchange rates and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures.

Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT	15

The following table breaks down our proportionate share of revenue by these categories:

	Three Months Ended March 31
MILLIONS, UNAUDITED	2009	2008
Contractual revenue with indexation	$6.6	$5.6
Regulated revenue with indexation	5.0	3.4

	11.6	9.0
Other transmission revenue	8.4	9.0

	$20.0	$18.0

On a comparable ownership basis and excluding non-recurring revenue, our proportionate share of revenues with indexation decreased by $0.4 million or 3% in 2009 compared with 2008 as $0.3 million of revenue growth attributable to growth capital was more than offset by negative indexation due to the depreciation of the Chilean peso.

Business Development – Electricity Transmission

As previously disclosed, Brookfield Infrastructure exercised an option to sell its minority interests in TBE to CEMIG, a Brazilian state-controlled utility. In March 2009, the transaction was approved by ANEEL, the Brazilian electricity regulatory agency. The transaction remains subject to the approval of BNDES, the Brazilian development bank, which is the lender to TBE. Subject to such approval, closing of the sale is expected to occur in the second quarter of 2009. Concurrent with the exercise of the put option, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds in U.S. dollars. Brookfield Infrastructure expects to receive approximately $275 million of after-tax proceeds from the sale, of which $27 million was received from realized hedge gains in 2008 and an additional $43 million was received from realized hedge gains in the first quarter of 2009. The proceeds will be used to repay corporate borrowings, fund growth capital investments and acquisitions, as well as for general corporate working capital purposes.

For the three-month period ended March 31, 2009, Transelec’s growth capital expenditures were $13 million which were lower than expected primarily due to a number of budgeted projects that were deferred. As a result of the deferral of certain projects and approximately $35 million of new projects that were booked during the period, Transelec’s capital expenditure backlog (projects that have been awarded to Transelec for which expenditures have not yet been made) was approximately $260 million at March 31, 2009, compared with $238 million at the end of 2008. In order to partially finance its growth plan, Transelec has executed a capital expenditure credit facility of approximately $130 million. The objective is to draw the facility to fund capital expenditures and to refinance the facility over time through the issuance of long-term debt. As Transelec enters the second year of its five-year plan to invest $1 billion in growth capital expenditures on a 100% basis, of which Brookfield Infrastructure’s share is approximately $180 million, we remain optimistic that this objective can be achieved.

In 2008, Transelec implemented a long-term hedge program in order to substantially convert Transelec to a U.S. dollar asset with minimal ongoing exposure to the Chilean peso. The program was comprised of matched maturity cross-currency interest rate swaps which converted Transelec’s U.S. dollar debt into inflation-indexed Chilean peso debt and foreign exchange swaps to convert the residual Chilean peso equity investment into U.S. dollars. This program was completed in August 2008, prior to the recent significant devaluation of the Chilean peso. Although the hedge program was designed to limit the impact of foreign exchange movements on U.S. dollar denominated ANOI, foreign exchange movements will continue to impact the various components of ANOI. Going forward, for example, we expect the recent devaluation of the Chilean peso would decrease Transelec’s net operating income, principally due to the impact of foreign exchange on revenue indexation offset to a degree by its impact on operating costs. The impact of the devaluation on ANOI would be further reduced as the decrease in net operating income would be offset by a reduction of interest expense. Below ANOI, unrealized fair market value gains on the foreign exchange swaps would be included in net income. Notwithstanding the hedge program, a modest impact on ANOI is expected to remain due to the accounting treatment of the foreign exchange swaps utilized to hedge our residual Chilean peso equity investment which received hedge accounting treatment and are reflected in other comprehensive income rather than our income statement. Furthermore, residual exposure to foreign exchange movements will remain because of timing differences and other imperfections of the hedge program.

Timber Operations

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. These operations are predominantly comprised of premium species and are expected to provide attractive risk-adjusted returns on capital employed over the long term.

16	Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT

The following table presents our timber segment’s proportionate share of financial results.

	Three Months Ended March 31
MILLIONS, UNAUDITED	2009	2008
Revenue	$21.5	$31.1
Cost attributed to revenues	(13.1)	(19.9)

Net operating income	8.4	11.2
Other (expense) income	(0.1)	0.4
Interest expense	(6.4)	(6.6)
Cash taxes	(0.1)	(0.3)

ANOI	1.8	4.7
Depreciation, depletion and amortization	(7.3)	(8.6)
Unrealized loss on investment	(6.1)	—
Deferred taxes and other items	3.3	2.3

Net loss	$(8.3)	$(1.6)

In our timber operations for the three-month period ended March 31, 2009, net operating income and ANOI were $8.4 million and $1.8 million, respectively, compared to $11.2 million and $4.7 million, in the prior year.

Since the fourth quarter of 2008, we have seen deterioration in the timber markets that has resulted in lower than expected pricing for both domestic and export products. In the domestic market, seasonally adjusted annualized U.S. housing starts averaged 0.5 million in the first quarter of 2009 versus 0.7 million in the fourth quarter of 2008, less than one-third of the five year average level, and lumber prices are near 25-year lows in nominal terms. During the quarter, Asian markets began showing signs of weakness reflecting a combination of weak housing starts in Japan and renewed confidence in the availability of Russian logs as Russia delayed the implementation of its export tax. Export pricing also came under pressure late in the quarter as buyers in Japan reacted to the historically high differential that had developed between log prices in the U.S. and Japan.

Since we remain focused on optimizing the long-term value of this business, we took further steps during the first quarter of 2009 to reduce our harvest levels in the near term in response to market conditions.

The following table summarizes our proportionate share of operating metrics for our timber operations:

	Three Months Ended March 31, 2009				Three Months Ended March 31, 2008
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($millions)
Douglas-fir	170	163	$80.4	$13.1	196	204	$87.7	$17.9
Whitewood	41	49	61.2	3.0	60	79	67.1	5.3
Other species	56	66	75.8	5.0	81	84	89.3	7.5

	267	278	$75.9	$21.1	337	367	$83.7	$30.7
HBU and other sales				0.4				0.4

Total				$21.5				$31.1

In our Canadian timber operations, harvest and sales volumes decreased 26% and 24%, respectively, in the first quarter of 2009 versus the comparable period in 2008. To mitigate the impact of continuing weak North American markets, we continued to increase the percentage of appearance grade products in our mix. We exported these products to Asian markets where they yielded higher margins, net of transportation costs despite the recent softening of prices in the Japanese market. Export volumes represented 39% of shipments in the first quarter of 2009, up from 35% in the first quarter of 2008. As a result of the significant component of exports in our product mix, the decline in our average realized Douglas-fir log price was 6% compared to the first quarter of 2008, while average sales prices of indicative products in the U.S. fell by approximately 18%. Costs per unit decreased 6% compared to the first quarter of 2008 primarily as a result of the decline in the Canadian dollar versus the U.S. dollar which reduced our Canadian dollar denominated expenses. As a result of the foregoing, our operating margins increased to 34% for the quarter versus 32% in the same quarter of 2008.

In our U.S. timber operations, harvest and sales volumes in the first quarter of 2009 decreased 14% and 24%, respectively, compared to the first quarter of 2008. Shipments were less than harvest in the current period due to the timing of export sales which depend on

Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT	17

availability of transport vessels. During the quarter, we continued to focus on maximizing the proportion of high quality timber in our harvest to take advantage of higher net prices in the export market, although export volumes declined to 26% of total shipments in the first quarter of 2009 from 28% in the first quarter of 2008 due to the timing of shipments mentioned above. The high percentage of exports in our product mix somewhat mitigated the decline in our average realized Douglas-fir log price which was 13% less than in the first quarter of 2008, while indicative domestic prices declined by 26%. Harvesting and delivery costs per unit decreased 14% compared to 2008, principally due to lower fuel prices and shorter haul distances. This decrease in costs helped to increase overall margins to 36% in the first quarter of 2009 from 35% in 2008, despite the difficult operating environment.

Our share of higher and better use (“HBU”) land and other sales was $0.4 million for the period ended March 31, 2009, consistent with the same period of 2008.

Depreciation, depletion and amortization for the quarters ended March 31, 2009 and 2008 was $7.3 million and $8.6 million, respectively. The decrease in depreciation and depletion is predominantly due to decreased harvest levels. During the quarter, we recognized a non-cash loss of $6.1 million on our Longview interest. The unrealized loss on investment relates to our 7% indirect interest in Longview that is held through a private fund and is carried at fair value with changes to carrying value recorded in income. Our 23% direct interest in Longview is held on an equity accounted, historical cost basis.

Outlook – Timber

One of the key attributes of our timber business is the operating flexibility that allows us to take capital appreciation during weak market cycles by growing inventories and deferring harvests to future periods, allowing us to maximize the value of our business. Until such time as we believe that sustainable demand is increasing, we plan on harvesting at minimum levels required to service our key customers. We expect harvest levels at our Canadian and U.S. operations to be 31% and 48% below 2008 levels, respectively, for the full year 2009. Prices would need to increase at least 20% from current levels before we begin ramping up our harvest. We currently do not expect this level of price increases until the latter half of 2010.

We believe operating results for the timber segment will meaningfully improve, following recovery in U.S. new home construction. Although it is difficult to predict the timing and magnitude, we believe that we will achieve increases in ANOI and net income from this segment of our business for the following reasons:

•	Increased harvest levels

•

The long-run sustainable yield of our Canadian operations is estimated to be approximately 0.7 million m3 on a proportionate basis. Due to surplus of merchantable inventory, we expect to achieve an elevated harvest level of approximately 0.9 million m3 on a proportionate basis for a period of 10 years before returning to the long-run sustainable yield level.

•

As a result of a substantial surplus of merchantable inventory at our U.S. operations, we expect to increase harvest levels to approximately 0.9 million m3 on a proportionate basis and sustain this higher level for a period of 10 years before returning to a long-run sustainable yield of approximately 0.8 million m3.

•

In order to capture the full value of this inventory, this increase in harvest will be staged in as market conditions improve. We currently do not anticipate operating at the higher harvest plan before 2011.

•	Increased margins

•

As our product mix evolves over time to a greater percentage of second growth harvest relative to primary growth harvest in our Canadian operations, we expect our margins to increase due to the lower harvesting costs of this product.

In addition, over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•	the mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

•	Russian timber supply to the Asian markets, which is expected to be constrained as a result of log export restrictions that are being phased in by Russia; and

•	timberlands that are continuing to be withdrawn for conservation and alternate uses.

18	Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT

CORPORATE AND OTHER

The following table presents the components of corporate and other for the three months ended March 31, 2009 and 2008:

	Three Months Ended March 31
MILLIONS, UNAUDITED	2009	2008
General and administrative costs	$(1.3)	$(0.4)
Base management fee[1]	(1.9)	(1.4)
Financing costs[2,3]	(1.7)	0.2

Corporate expenses	(4.9)	(1.6)
Contribution from social infrastructure investments	0.4	—

Corporate and other	$(4.5)	$(1.6)

1	Pursuant to the Master Services Agreement on a gross basis.
2	Financing costs include dividends paid on the preferred shares, interest expense and standby fees from the committed credit facility, less ancillary interest earned on cash balances.
3	Excludes non-cash amortization of financing costs of $0.4 million and nil in the first quarter of 2009 and 2008, respectively.

General and administrative costs and the base management fee were higher in the first quarter of 2009 compared to the prior year, since the Partnership was established on January 31, 2008 and the first quarter of 2008 reflects these costs for a partial period. The base management fee is based on the trading value of the Partnership’s units. In 2009, the lower trading value of the Partnership’s units relative to the first quarter of 2008 reduced the base management fee on a full period basis. Prospectively, any base fees and/ or performance fees paid by our operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement and other arrangements in order to avoid double payment of fees. On a going-forward basis, we estimate that our general and administrative costs related to Brookfield Infrastructure will be approximately $7 million to $8 million per annum.

Financing costs in the current period reflect interest on the outstanding balance and standby fees under our credit facility, as well as preferred share dividends, partially offset by income earned on cash balances. Brookfield Infrastructure did not establish the credit facility until June 2008. In the first quarter of 2008, financing costs represents the preferred share dividend which was more than offset by interest income earned on cash balances.

Social Infrastructure

In December 2008, we completed the acquisition of equity interests in two PPP projects – Long Bay Forensic and Prison Hospitals in Australia and Peterborough Hospital in the United Kingdom – from Brookfield Multiplex for $12.3 million. We completed the acquisition of an equity interest in a third PPP asset – Royal Melbourne Showgrounds in Australia – in February 2009 for an additional purchase price of $3.0 million. We believe that based on current trends, the PPP market is positioned to experience significant growth as governments continue to realize the benefits of delivering social infrastructure in conjunction with the private sector. The above transactions establish a platform for Brookfield Infrastructure to participate in the PPP industry. Once operational, projects are expected to generate stable cash flows from long-term contracts with long-term financing arrangements.

Social infrastructure operations differ from our transmission and timber operations, as social infrastructure concessions have finite lives of between 25-30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, net operating income and ANOI for our social infrastructure operations include GAAP net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations.

On a proportionate basis, our social infrastructure operations earned $0.4 million and nil of ANOI for the three-month period ended March 31, 2009 and 2008, respectively. These results reflect approximately two months contributions from of Royal Melbourne Showgrounds and one month of operations of Long Bay Hospitals. Royal Melbourne Showgrounds and Long Bay Hospitals achieved commercial operation in August 2006 and February 2009, respectively. Peterborough Hospital is expected to become operational in late 2011.

We have a commitment to fund our share of the additional equity investment in the Peterborough Hospital project totaling approximately £8.0 million. We have entered into foreign currency contracts to hedge this amount to the equivalent of approximately $12.0 million.

Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT	19

CAPITAL EXPENDITURES

	Three Months Ended March 31
MILLIONS, UNAUDITED	2009	2008
Maintenance capital expenditures by segment
Electricity transmission	$1.5	$3.4
Timber	3.5	0.9

	$5.0	$4.3

Growth capital expenditures by segment
Electricity transmission	$2.4	$1.0
Timber	—	—

	$2.4	$1.0

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues. As these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

Included in the transmission segment’s growth capital expenditures is $2.4 million (2008 – $1.0 million) representing our share of growth capital investments at Transelec, comprised of regulated and contracted transmission projects which should result in additional ANOI.

CORPORATE INITIATIVES

We have implemented a unit repurchase program because we believe that, from time to time, the market price of the Partnership’s limited partnership units (“Units”) may be a more compelling investment opportunity than other investments under consideration.

Under the unit repurchase program, the Partnership is authorized to repurchase up to $25 million of its Units, subject to a regulatory limit of 1,167,043 Units in the aggregate. Repurchases pursuant to this unit repurchase program will be made through the facilities of the New York Stock Exchange. Repurchases are authorized for the period beginning on November 10, 2008 and ending on November 9, 2009, or earlier should the Partnership complete its repurchases prior to such date. Repurchases occur subject to prevailing market conditions and are funded from available cash. Repurchases also are subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws. All Units acquired by the Partnership under this program will be cancelled.

In the first quarter of 2009, 674,000 Units were repurchased and cancelled under this program at an average price of $11.48 per Unit. Since commencement of the unit repurchase program in November 2008, 854,602 Units have been repurchased and cancelled at an average price of $11.39 per Unit.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances, and maintain a relatively high distribution of our ANOI to unitholders.

Our principal sources of liquidity are cash flow from our operations, undrawn credit and equity facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary.

20	Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT

Brookfield Infrastructure’s total estimated liquidity as at March 31, 2009 was as follows:

MILLIONS, UNAUDITED	As at March 31, 2009
Cash[1]	$2
Availability under committed credit facility	338

Proceeds from the sale of TBE[2]	205

Total estimated liquidity	$545

1	Excludes cash balances of $3.7 million held at our Ontario Transmission operation.
2	Estimated proceeds (see Operating Platforms - Business Development - Electricity Transmission).

At March 31, 2009, we had approximately $2 million of cash for working capital purposes. In June 2008, Brookfield Infrastructure closed a $450 million senior secured revolving credit facility, of which $135 million is for working capital including acquisitions and $315 million is for acquisitions. Prior to drawing on the facility, we must satisfy a number of conditions including compliance with certain financial ratios. At March 31, 2009, $112 million was drawn on this facility, and $338 million was available. The facility has a three-year term, however, since commitments under the facility expire in June 2009, we are currently in discussions with our banks regarding renewal. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. In the current environment, any acquisitions that we may make are likely to be of a more modest size. Furthermore, credit is scarce and as a result, more costly. We will, therefore, likely reduce the size of the facility to one that is more appropriate for our business in the current environment. During 2008, we announced our plan to sell our interests in TBE. Once completed, the sale is expected to generate approximately $275 million in after tax proceeds of which $70 million has already been received from realized hedge gains. Further details regarding the TBE sale are provided under the Operating Platforms – Business Development – Electricity Transmission section of this MD&A.

In addition, Brookfield has provided Brookfield Infrastructure with an equity commitment in the amount of $200 million. The equity commitment may be called by our Partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of our Partnership or of Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day, volume-weighted average trading price for our Partnership’s Units.

We finance our assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either the Partnership or our other operations. At the operating company level, we endeavour to maintain investment grade or crossover ratings.

We also strive to ladder our principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at March 31, 2009 for Brookfield Infrastructure’s borrowings over the next five years are as follows:

	Average Term
MILLIONS, UNAUDITED	(years)	2009	2010	2011	2012	2013	Beyond	Total
Recourse borrowings
Corporate borrowings	2.2	$—	$—	$111.5	$—	$—	$—	$111.5

Total recourse borrowings	2.2	—	—	111.5	—	—	—	111.5

Non-recourse borrowings[1]
Electricity Transmission	10.8	—	—	82.8	—	26.7	243.2	352.7
Timber	9.1	—	—	—	—	127.1	347.7	474.8

Total non-recourse borrowings[1]	9.8	—	—	82.8	—	153.8	590.9	827.5

Total	8.9	$—	$—	$194.3	$—	$153.8	$590.9	$939.0

1	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

As illustrated in the above table, the proportionate share of debt has an average term of 8.9 years with no significant debt maturities until 2011. Furthermore, our strategy of non-recourse financings at the operating entity level has resulted in a relatively low level of debt at the corporate level. Including non-recourse borrowings, on a proportionate consolidated basis, our debt to capitalization ratio as at March 31, 2009 was 52%.

Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT	21

The following table summarizes our proportionate share of debt on a segment basis:

	Three Months Ended March 31, 2009			Three Months Ended March 31, 2008
MILLIONS, UNAUDITED	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Electricity transmission[1]	$346.3	5.5%	$4.8	$277.7	6.2%	$4.3
Timber[1]	474.8	5.4%	6.4	513.8	5.1%	6.6
Corporate borrowings	125.5	3.2%	1.0	—	—	—

Total	$946.6	5.2%	$12.2	$791.5	5.5%	$10.9

1	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

We have excluded the non-recourse project debt from our social infrastructure operations from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our equity strategy is to issue equity in conjunction with future acquisitions; we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

To measure performance, we focus on net income as well as ANOI. We define ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from ANOI as these are finite life concessions and debt must be fully amortized during the concession term. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool.

•

ANOI does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	ANOI does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	ANOI does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and which type of fee we expect to accrue in the future.

Because of these limitations, ANOI should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. We compensate for these limitations by relying on our GAAP results and using ANOI only supplementally. However, ANOI is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our GAAP results, we believe that ANOI provides a more complete understanding of factors and trends affecting our underlying operations. ANOI allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the timber and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, which benefit is not reflected in the period in which the related fee accrues. In addition, as a result of our fee netting mechanism which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in ANOI without adding back the performance fee.

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The following table reconciles ANOI to the most directly comparable GAAP measure, which is net income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items as well as the minority interest related to those items such that, similar to net income, ANOI reflects Brookfield Infrastructure’s ownership interest. We urge you to review the GAAP financial measures in the financial information contained herein, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

	Three Months Ended March 31
MILLIONS, UNAUDITED	2009	2008
Net (loss) income	$(9.0)	$5.6
Add back or deduct the following:
Depreciation, depletion and amortization	12.0	12.2
Unrealized losses on derivative instruments	2.2	3.7
Unrealized loss on investment	6.1	—
Deferred taxes and other items	(2.5)	(2.6)

ANOI	$8.8	$18.9

The difference between net income and ANOI is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on its Chilean peso denominated debt, as well as mark-to-market losses on derivative contracts. The unrealized loss on investment relates to our 7% indirect investment in Longview. This investment is held through a private fund and is carried at fair value with changes to carrying value recorded in the statement of operations.

Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT	23

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to the appreciation of our assets over time, revenue, margin and growth expectations for our electricity transmission business, completion of, amount and use of proceeds from the sale of our TBE interests, Transelec’s capital expenditure backlog, ability to refinance Transelec’s capital expenditure credit facility, our five-year growth capital expenditure plan in respect of Transelec, effects of the devaluation of the Chilean peso on our results of operations, effects of Transelec’s hedging program, return on capital expectations and anticipated margins in connection with our timber operations, timing of increases in timber prices, reduction of our timber harvest levels and the effects thereof, our timber harvest levels in 2009 versus 2008 levels, timber prices at which we will increase harvest levels, future operating results in our timber segment, increases in harvest levels and margins and the effects on adjusted net operating income and net income within our timber operations, near and mid-to-long term factors expected to affect timber operations, future growth and prospects of the Public Private Partnership (“PPP”) market and our ability to successfully build our operations in this area, expected construction completion date for our Peterborough Hospital PPP asset, our estimated future general and administrative expenses and maintenance capital expenditures, repurchases under our unit repurchase program, our ability to maintain sufficient financial liquidity, reduction of the size of our senior secured revolving credit facility, sustainability of distribution levels, our ability to secure financing through the issuance of equity or debt and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

The words “believe”, “expect”, “tend”, “should”, “anticipate”, “intend”, “objective”, “sustain”, “enable”, “endeavour”, “backlog”, “estimate”, “likely”, “typically”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business generally, and which may impact markets for timber; the behavior of financial markets, including fluctuations in interest and exchange rates as well as inflation rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which we operate; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in documents filed by the Partnership with the securities regulators in Canada and the United States including the Partnership’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Partnership or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

BUSINESS ENVIRONMENT AND RISKS

The Partnership’s and Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macroeconomic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in the Partnership’s 2008 Annual Report on Form 20-F which is available on our web site and at www.sec.gov/edgar.shtml.com and www.sedar.com.

24	Brookfield Infrastructure Partners | 2009 FIRST QUARTER INTERIM REPORT